EXHIBIT 21.1

FIRST CONSULTING GROUP, INC.

LEGAL ENTITIES

as of March 2006

First Consulting Group, Inc. (“FCG”) and its subsidiaries provide consulting, integration and management services to healthcare, pharmaceutical and other life sciences organizations in North America, Europe and Asia. The following are a listing of legal entities through which FCG’s operations are currently conducted.

#

Name

Number of Shareholders

Purpose

Place of Incorporation

1.

First Consulting Group, Inc.

Public

Holding

Delaware

2.	FCG CSI, Inc.	1	Operations	Delaware

3.	FCG Investment Company, Inc.	1	Intangible Holdings	Delaware

4.	FCG Ventures, Inc.	1	Investment Holdings	Delaware

5.	First Consulting Group GmbH	1	Operations	Germany

6.	First Consulting Group, B.V.	1	Holding	Netherlands

7.	First Consulting Group (UK) Limited	1	Operations	United Kingdom (Company #2200831)

8.	FCG Software Services (formerly Paragon Solutions, Inc.)	1	Operations	Delaware

9.	HPA Acquisition Corporation	1	Asset Holdings	Delaware